UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-21660

A. Full title of the plan:

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky 40299-2334
(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

401(k) Plan Committee

Papa John’s International, Inc.

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 6, 2003
Louisville, Kentucky

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments at fair value:
Papa John’s International, Inc. common stock	$482,268	$425,801
Mutual funds	8,950,394	8,948,916
Interest bearing cash	20,404	18,341
Participant loans	664,367	633,935
Investments at contract value:
Guaranteed investment contract	1,988,092	1,235,567
Total investments	12,105,525	11,262,560

Receivables:
Contributions:
Participants	43,551	48,103
Employer	444,840	477,984
Loan payments	5,355	—
Interest	849	992
Total receivables	494,595	527,079
Net assets available for benefits	$12,600,120	$11,789,639

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2002	2001

Changes in net assets attributable to:
Investment loss:
Net depreciation in fair value of investments	$(1,829,071)	$(1,365,634)
Interest and dividend income	163,626	138,894
Net investment loss	(1,665,445)	(1,226,740)

Contributions:
Participants	2,896,825	2,971,152
Rollover	408,699	327,076
Employer	427,746	477,984
Total contributions	3,733,270	3,776,212

Benefits paid to participants	(1,238,294)	(1,426,045)
Administrative fees	(19,050)	(19,050)
Net increase	810,481	1,104,377
Net assets available for benefits at beginning of year	11,789,639	10,685,262
Net assets available for benefits at end of year	$12,600,120	$11,789,639

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

Papa John’s International, Inc. (the Company) established the Papa John’s International, Inc. 401(k) Plan (the Plan) on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants may voluntarily elect to contribute from 1 to 20 percent of their annual eligible wages to their account within the Plan. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2002 and 2001, the Company contributed, to participants actively employed on the last day of each plan year, an amount equal to 25 percent of the pretax contributions made by participants during such plan year up to 6 percent of eligible compensation.

The contributions are allocated at the direction of the participant among selected investments. Each fund’s investment income or loss, less any investment management fee, is allocated to participant accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the fund is invested. Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, participants must have had at least 1,000 hours of service in the Plan year. Vested contributions are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons. Participants may also borrow from their account through participant loans. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. The Summary Plan Description provides a more complete description of the Plan’s provisions.

Certain Plan administrative expenses are paid directly by the Company.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Investments

Papa John’s International, Inc. common stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value as determined by quoted market prices. Outstanding participant loan balances are stated at cost which approximates fair value.

The Plan’s investment options include a guaranteed investment contract with MetLife, which is a benefit-responsive investment contract. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The average yield and crediting interest rate on such investments was 5.0% in 2002 and 6.35% in 2001. The crediting interest rate changes annually and is based on an agreed upon formula with the issuer. The contract is included in the accompanying financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value during the years as follows:

	2002	2001

Common stock	$4,712	$80,555
Mutual funds	(1,913,280)	(1,510,006)
Guaranteed investment contract	79,497	63,817
	$(1,829,071)	$(1,365,634)

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001
Mutual funds:
Janus Adviser Aggressive Growth Retirement Fund	$1,257,392	$1,506,891
Fidelity Advisor Growth & Income Fund	1,650,180	1,949,354
CDC Nvest Star Advisers Fund	757,233	918,887
Janus Adviser Balanced Retirement Fund	760,403	1,078,418
CDC Nvest Bond Income Fund	1,739,788	1,141,767
Henssler Equity Fund	729,587	765,347
Janus Adviser Worldwide Growth Retirement Fund	629,631	679,131
State Street Research Aurora Fund	696,024	371,124
Participant Loans	664,367	633,935
Investment at contract value:
MetLife Guaranteed Investment Contract	1,988,092	1,235,567

4. Tax Status

MetLife, the Plan’s record keeper, received an opinion letter from the Internal Revenue Service stating that the form of the prototype non-standardized profit sharing plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”) for use by employers for the benefit of their employees. The Company has adopted this prototype non-standardized profit sharing plan and is therefore relying on the letter issued to MetLife with respect to the Plan’s qualification under 401(a) of the IRC. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan is qualified and the related trust is tax exempt.

Schedule

Papa John’s International, Inc. 401(k) Plan

EIN:  61-1203323, Plan Number:  001

Schedule H, Line 4i-Schedule of Assets

(Held At End of Year)

December 31, 2002

Identity of Issue or Borrower	Description of Investment, Including Shares Held or Rate of Interest	Current Value

Common Stock:
* Papa John’s International, Inc.	17,298 shares	$482,268

Mutual Funds:
Janus Adviser Aggressive Growth Retirement Fund	81,174 shares	1,257,392
Fidelity Advisor Growth & Income Fund	126,548 shares	1,650,180
CDC Nvest Star Advisers Fund	60,969 shares	757,233
Janus Adviser Balanced Retirement Fund	36,210 shares	760,403
CDC Nvest Bond Income Fund	154,237 shares	1,739,788
Henssler Equity Fund	70,356 shares	729,587
Janus Adviser Worldwide Growth Retirement Fund	29,136 shares	629,631
State Street Research Aurora Fund	26,978 shares	696,024
Janus Adviser Growth Retirement Fund	16,713 shares	254,200
American Century Ultra Fund	10,713 shares	225,195
Fidelity Advisor High Yield Fund	20,532 shares	150,703
Other	12,827 shares	100,058
		8,950,394
Investment Contract:
*MetLife Guaranteed Investment Contract	175,569 shares	1,988,092

Interest Bearing Cash	20,404 shares	20,404

Participant Loans	5.25 % to 10.50 % per annum	664,367
		$12,105,525

* Represents party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 27, 2003	By:	/s/ J. David Flanery
J. David Flanery
Senior Vice President of Finance (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Ernst & Young LLP.

99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.